Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: September 7, 2023

The following is a transcript from the Barclays CEO Energy-Power Conference on Wednesday, September 6, 2023 that is available on ONEOK’s website.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT:

In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC.

INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

The Registration Statement was declared effective by the SEC on July 24, 2023, and ONEOK and Magellan mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25, 2023. Investors will be able to obtain free copies of the joint proxy statement/prospectus, may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus, are available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus, are available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

PARTICIPANTS IN THE SOLICITATION:

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of a pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the SEC at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

This transcript has been edited by ONEOK, Inc. It is generally consistent with the original transcript. For a replay of the call, please listen to the webcast presentation posted on www.oneok.com under the headings “Investors,” “Events & Presentations.”

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

CORPORATE PARTICIPANTS

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Transcript

Theresa Chen – Analyst, Barclays

Welcome, everyone. My name is Theresa Chen. I’m the Midstream & Refining Analyst here at Barclays. It is my pleasure to welcome our next company, ONEOK. From ONEOK we have Pierce Norton, CEO, Walter Hulse, CFO, and Sheridan Swords, SVP Natural Gas Liquids and Natural Gas Gathering and Processing. Welcome, everyone.

Let’s just dive right into it and talk about the acquisition first. Can you talk about your strategic rationale for the proposed transaction and how that came about?

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

First of all, Theresa, thank you for having us here today, and welcome, everybody. I’ll break the strategic transaction down into basically 4 parts. The first part is growth. Second part is scope, scale and basically diversification. First part on the growth thing, we believe strongly that these 2 companies together, we’ve looked at this for quite some time, both Magellan has this opinion and both we have the opinion that these 2 assets together can do way more than they could individually. We can get into that a little bit more. Sheridan will talk about the different opportunities there that you have.

The other thing is on the scope piece. ONEOK is a company that provides energy for utilities which covers the residential, industrial, commercial and a little bit of the transportation piece. But what this adds to us is transportation. You have electric generation. You have the traditional natural gas utility piece. Then we also have added the transportation piece. But we believe strongly that there’s going to be a lot of demand for that transportation piece. And even it wanes off with EVs, in the United States you’re going to have the opportunities to go basically over the water with some of the same refined products.

And then the scale, we were looking for something that would be meaningful and what I would call quality of scale. I mean you can do scale for scale’s sake, but when you look at the quality of these assets and you look at the EBITDA that they generate and the minimum amount of capital it takes to basically produce that EBITDA every year, that’s what we call quality scale. That was what we were looking for.

And then the last thing was diversification. This is a company that has been noted, because of its presence in the Bakken, that it kind of trades for the oil price. If you look at refined products, when the oil price is down, you usually have more consumption of refined products. It’s kind of a little bit of an offset. It’s not 1 for 1, but there is an offset there. It’s really those 4 things.

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

Theresa Chen – Analyst, Barclays

Makes sense. And to thinking on the construct of, they are distinct in the value chain with overlap in the infrastructure. How does your expertise in NGLs and natural gas from a commercial perspective translate to expertise or potential expertise and growth in refined products?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

I think the first thing is, obviously, we’re dealing with, on the NGL side, we’re dealing with the refineries today who knows we deliver purity products into the refinery. We have some of the same -- we do have some of the same customers. But not that we realized. We move product. We can market product, we can deliver product into the refineries we’re in through the Gulf Coast into the export terminals, by using the same thing we do today, so from a commercial standpoint.

Then you get onto, on the crude system, we have an extensive background of dealing with producers out there much more than they do from that standpoint. We know the producers. We have great relationships with them. Be able to source product onto their pipeline, just from a commercial standpoint, we actually think we’re going to bring a lot to them from that standpoint.

Theresa Chen – Analyst, Barclays

Makes sense. On your second quarter earnings call, you did provide some quantitative details on effective commercial synergies. Can you give some examples of the opportunities related to batching, blending, bundling?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

The first thing, let’s talk a little bit about batching. I don’t think everybody has, as we’ve had more conversations, understanding of exactly what batching is and how we do it. We do this today. This is we move refined products on our NGL pipeline today. How you do that is, if you have -- talking about purity NGL pipelines, if you’re moving propane and you want to move unleaded on that, what you’re going to do is you’re going to but a buffer of normal butane in there and it’s going to be a couple thousand barrels of normal butane. In terms of a pipeline, that’s miles of pipeline that will be under normal butane. We’ll have propane, the buffer of normal butane, and then we’ll put unleaded right next to it.

The reason we use the buffer of normal butane is, normal butane can be mixed into propane with respect to that. And as we all know, that normal butane can be mixed into unleaded for blending. As that moves down the pipeline, we have a system where we can track that buffer as it goes down. And you’re talking about miles of pipeline, so when it comes in, we will what they call cut, we’ll cut the batch. We’ll put more of the normal butane into the unleaded. And that, we get an upgrade on that, or you get some blending on that, and the other ones will stay in propane. That’s how we can batch down the pipeline.

You think about that these 2 systems sit on top of each other. To the extent that it turns as the market changes or you get spikes in the market and there’s pinch points along Magellan’s system, we can move onto the NGL system around those pinch points. Or, if there’s more long-term constraints on either one of the systems, we can move buffer back and forth since the pipelines sit on top of each other.

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

One of the examples I used on the earnings call was the Sterling pipeline system that moves from the Mid-Continent down to the Gulf Coast. And we can use that system, especially now that Medford, we essentially moved Medford down the Gulf Coast, we have capacity on Sterling today, we can use that pipeline to move product into the Gulf Coast area.

They also have a pipeline that goes that way, but now we’ll be able to much better move product back and forth between the 2 systems more efficiently. Where we can move product into and out of the Gulf Coast region as needed. Those are the examples I have around batching.

Blending, we start talking about blending, one thing we do, we obviously have a tremendous amount of normal butane. With our systems, one thing we are going to be able to do is cut down on their trucking costs with being able to batch normal butane to their end user markers where now they’re using a lot of trucks to get there. We can load that as well. And also, by having normal butane more readily available, we’ll be able to increase the blending a little bit on that side. And that also goes into some of the other blending that they do as well.

The bundling piece is the one piece that we talk about that we will have to have a little bit of customer interaction with them we think. Blending and batching we do now. But on the bundling piece, as I talked about, we have a lot of conversations, a lot of contacts with producers in the field. We talked about like in West Texas or in the Mid-Continent where we will go out and talk to somebody, a producer, about moving their natural gas and moving their NGLs. Now, we’ll also talk about moving their crude oil. And by that, we can create a portfolio of opportunities for them and contracts where we can move value to the customer through all different streams. And that way, we can incentivize more products onto our platform. Those are examples of bundling.

Theresa Chen – Analyst, Barclays

Got it. And a view, plan to execute these synergies, what is the level of CapEx requirement required here, if any?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

We think this is all very -- at first, there’s some that’s going to have no capital, no capital on it. Then there’s going to be minor capital that we’ll need as we begin to go forward. What I would say is there may be opportunities as capital kind of goes up a little bit, they will be low multiple projects, and they will be nothing like -- we’re not talking about a billion dollars here or anything like that. There will be some as we grow in the short term.

As we get further out, there may be opportunities years down the road to extend both systems into completely new markets. But as we do that, they will be at very high return type projects to be able to that. That’s what we think the benefit of bringing the 2 systems together are. Assets breed opportunities, so we think that there are going to be some opportunities out there for maybe bigger projects. But in the beginning, it is going to be very low capital, some no capital projects. Like the actual synergies that we’ve outlined today.

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Which equates to the higher return.

Theresa Chen – Analyst, Barclays

Understood. Within the batching, blending, bundling, these potential projects and growth in the system are independent really of demand and end market growth. If demand is flat and one wants to take market share from existing midstream competitors, how do you think you’ll be positioned to compete with them?

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Well, the first thing we’re going to be able to do, by being able to bring the 2 systems together, we’re going to be able to do it more efficiently. We’re going to be able to be at much lower cost to get into new markets or get around constraints. We’ll also be able to hit market demand quicker by not having constraints on either one of the systems as well. It’s going to be a cost system and there’s also the opportunity to open up new markets. We may have people on the Gulf Coast that can’t get product into the Upper Midwest. For that, we will allow them to get into new markets that they’re not seeing today.

But on the other side, I think there’s also a growth component to it as well. Because we talk about the growth in the Permian crude oil and you talk about the bundling piece, well we’ll see growth coming out of the Permian in terms of crude oil. And we think through what the assets we have in the Permian today and our relations we have there, we’ll be able to capture some of that growth.

Theresa Chen – Analyst, Barclays

Does acquisition accelerate your ability to add NGL exports to your assets portfolio? Touching on that fourth bucket of potential synergy?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

I would probably say it helps us advance our NGL export. We wanted to look at NGL exports, we’ve been studying that for a period of time. But what Magellan brings us is they operate in export terminals and they’ve built export terminals. Those are 2 things ONEOK does not do today. With them coming on, I think that is very much going to enhance our ability to get a terminal up and going with those expertise alongside.

Now, we will, as we close this, we will look at their existing terminals to see if there’s opportunities to build an NGL terminal. There’s synergies there as well, but we need to get a close dive into that much more. We have not put any of those synergies into what people are already shown in the marketplace. None of that is in there, but we think there could be an opportunity for them. Definitely on the operations and construction, it is going to advance their effort.

Theresa Chen – Analyst, Barclays

Okay. And speaking of what the numbers that have been put out in the marketplace, can you discuss the pro forma financials and CapEx assumptions included in the proxy? And what is the basis for these assumptions? And how are they developing?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Sure. I think it’s important to understand the context of when those projections were created and what the purpose of why they were created. They were created in August of ‘22 and they were created for the board presentation that would lead to approval of our 2023 plan. Had nothing to do with an M&A transaction. It was really focused on 2023. Our board has a process where they only approve the coming year and set the metrics on which they evaluate our performance.

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

As we give them the plan, it’s primarily going to 2023. And that’s loading in all of the capital that we might be bringing to market. In this particular instance, we put in the full cost of Saguaro pipeline. Because from our board’s perspective, they don’t want us to get into July of the next year and say, oh, by the way, we’ve got this $1 billion plus asset that we want to build and we didn’t tell you about it when you approved our plan. We’re a little bit conservative on that side, so that is a fully loaded CapEx, and in the outer years, a pretty conservative look at what our forecast would be.

Dial forward, when we get into -- we started this discussion in September of ‘22. We didn’t expect it to take 9 months when we did that and those numbers then continued to lift through the process. But as we were moving forward, we didn’t go out and create a new set of numbers for an M&A transaction. We used what the board had approved for our plan.

Magellan did similarly the same thing. They were using their plan numbers as well. Those are -- that’s the way they were put together. We have obviously found many new opportunities since August of ‘22 in our base business, and then you heard Sheridan talk about some of the synergies that we see here going forward.

I would say that in February when we put out fresh guidance, you will see the benefits of the transaction, the benefits of the growth in our base business. And obviously in 2023, we had put out our forecast and we’ve already raised that by $100 million in our expectations after the second quarter. The base business is very robust and that will carry through the forward year.

Theresa Chen – Analyst, Barclays

With the backdrop of elevated capital needs for growth in your business, both organically and inorganically, and the number of standalone projects still under development, looking forward, what is your prioritization in the use of this cash flow? And are stock buybacks still in the mix?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

First of all, I mentioned that we fully loaded the CapEx going forward, so I think the Saguaro pipeline will be coming in at a very, a significantly lower capital amount than we’ve had in report thus far. I think on a going forward basis, we will have kind of consistent path for over the next several years. But you’re right, that’s going to create a situation where we have a significant amount of excess free cash flow above and beyond our CapEx and our dividend.

Obviously, we’re looking for opportunities for high return growth projects, but to the extent that we have additional free cash flow, I’m sure that stock buybacks will be something that we will consider and the board will take into account. Much more so than we had in the past, primarily because in the past we had -- we were either in a build mode or we were in a debt reduction mode. In this instance, we’re going to get our balance sheet in good shape very quickly and be in a position to look at all forms of capital return.

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

One of our priorities over the last couple of years has been to reduce our payout ratio. That’s come down nicely. We’re in a better position now, especially in a post-Magellan transaction because of the free cash flow and the actual limited amount of capital that it takes from that business to sustain that amount of cash flow. The company is going to be really, really well-positioned in the future for all forms of capital allocation.

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

Theresa Chen – Analyst, Barclays

And as you’ve been on the road post the announcement of the transaction and spoken to I imagine many of the holders, what has the feedback been from investors on this acquisition? And has it changed over time since the original announcement?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Yeah. Well, I think it’s definitely changed. I think that when we originally announced the transaction, I don’t think the marketplace thoroughly understood the interchangeability of these different assets. And the purity or NGL pipes we used for refined products. Clearly, as we’ve been able to get out and talk about possibilities with these pipes, as opposed to even just the specific opportunities, the marketplace has embraced that. And we’ve seen investors coming around to where they understand batching, they understand blending and the opportunities that could give us. And I think we’ve seen that reflected in the performance of our stock. But initially, the announcement I think that we had some explaining to do and we’ve done our best to try to get that clear to the market.

Theresa Chen – Analyst, Barclays

From here until September 21, the close date later this month, are there any remaining key milestones that we should be aware of?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

No, we’re in the position today where the votes are really the gating item at this point. We’ve gotten all of the federal approvals. Of course, there’s always minor consents that happen from the legal standpoint in bringing together 2 companies. But the only gating real approvals that we need that are conditions for closing are the unitholder vote and the shareholder vote.

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

And I want to give kudos to the Magellan executive team. They have taken the attitude from the very day one of this announcement, basically on Mother’s Day, May 15th, that they will not look back and say, we should have done this or we should have done that. They have well thought through all of that. They’ve got backup plans to everything. They’ve executed everything, in my opinion, just flawlessly to date. They have done a really great job and made a lot of headway there.

Theresa Chen – Analyst, Barclays

Turning to the base business, with second quarter earnings, you increased annual guidance for the year. What is driving your higher expectation?

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Well, it’s actually the performance of all the assets. We got higher volumes in our gathering and processing business. We’ve got higher volumes in our Natural Gas business. At the end of the day, we are a volume-based business. Commodity prices go up and down, but the product has to move in this country. Whether or not it’s coming from the supply side or the demand side. If you’ve got a little bit of storage and for some reason on the demand side that gets a little bit out of balance, either on the gas side or even on the liquid side. But at the end of the day, we’re about moving volume. That’s exactly what we do. The volume is really what’s driving the outperformance.

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

We’ve had upticks in our gas storage business because with the winter storms that we’ve had recently, in particular Winter Storm Uri, the value of storage is definitely being realized. It’s always been strong in the natural gas distribution side, but you also are seeing that strengthening also on the electric side. Where they might not have typically taken out storage during the winter, there’s extra demand, so there’s competition from the electric side and the gas side that’s pushing those prices up on the value of storage.

Theresa Chen – Analyst, Barclays

And you also increased capital expenditure guidance for the year. Can you discuss the projects included in that and timeline for completion?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Two of the big projects we have and there’s obviously the Elk Creek expansion that we have coming on, and we’ve talked about that for a period of time that we were not going to get caught short in capacity coming out of the Bakken. And we continue to watch that, continue to monitor long lead time items and when we think we’ll need it. And we’ve come to a point that it’s now time to start buying those long lead time items, get them in position, make sure that we have good capacity coming out of that. At this time, we have neither discussed timeline or costs on that, but you can be fair to say that it’s going to be a very high return project for us.

The other big one we have is the West Texas pipeline expansion. When we bought the pipeline, the West Texas Pipeline from Chevron in 2014, we put in a strategy that we would just start incrementally looping that pipeline with a 24” pipeline, so we could put a little bit of loop in if we needed an extra 20,000 barrels a day. Put a little bit more loop in if we needed 30,000 barrels. We kept doing that as we went along, and we’ve come to a portion now that we really have to complete the loop with hydraulics. We have less than -- we have about 100 miles of pipeline left to put in the ground to complete that. And once we complete that, then overall, we’ll more than double our capacity coming out of the Permian Basin at this time.

Where we’ve already secured contracts to give us a favorable return on that and that leaves us with a tremendous amount of capacity still left that’s leveraged or that we could go out there at very low prices to be able to secure more volume on the system. We think that gives us a very good competitive advantage out of the Permian at this time. What also gives us, we talked about Magellan gives us the opportunity, we may be able to take the legacy system and move it to something else if we so desire. It gives a lot of optionality around that and a very low hurdle rate to get to that. Those are the 2 main projects that increased that capital.

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

And you had asked me earlier about the CapEx that was in the projections and the proxy. The West Texas expansion was actually in that capital that was in the proxy. The only incremental capital that was adjusted from the proxy data was the expansion of Elk Creek. Both of these were new from our guidance in February. We hadn’t had them approved by the board yet. But those -- and you talk about large capital, in the context of our usual build when we’re doing long haul pipes, these are very small projects. But they’re the most meaningful that we’ve taken on here.

Theresa Chen – Analyst, Barclays

Understood. Related to the West Texas NGL pipeline project, first, can you quantify how much that that was either baked into the proxy or how much you expect at this point? That would be great. And also, if you can discuss the progress and what potential hurdles in contracting NGL volumes without that upstream, the gathering that happens.

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Well, I’d say on the last question about being under contract without gathering and processing, when we first bought that pipeline, we had about 110,000 barrels per day coming out of the Permian. Today, we are 300,000 barrels a day. Without any gathering and processing, we’ve tripled capacity from there. And part of the reason that we can do that is, one, we think we’re a lower cost provider out of that as I explained earlier. But also, because we look at customers, we have a lot of customers in the Permian that are also our customers in Mid-Continent, customers in the Powder River, customers in the Bakken. When we look at and propose a contract with them, we’re looking at them in totality. We will be able to sometimes offer value in different areas that our competition can’t, maybe in the Bakken, maybe in the Powder, to help us be competitive in the Permian. That’s how we’ve been able to grow up to this period in time and that’s how we’ve been able to secure the contracts that are going to support this expansion and being able to go forward on that.

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

When you talk about the dollars, we haven’t been specific about the dollars, but I would frame it up like this. It’s only 100 miles of pipe. And as Sheridan just -- we’re now moving about 300,000 barrels, pretty much at capacity. When we add this small loop, we’ll be able pick up the volume that he’s contracted for that. But we will expand, when we come off of that loop, we will have over 700,000 barrels a day of capacity out of the Permian. We’ll have effectively several hundred thousand barrels a day of capacity for free from this final looping. It’s going to put us in a fantastic competitive position.

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

It gives you the most efficient route out of the basin.

Theresa Chen – Analyst, Barclays

Understood. Going back to Saguaro, for that pipeline project, can you talk about the next steps to FID?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Yeah. I think that at this point we’re to one extent waiting on a couple of things. One, our presidential permit is still outstanding. Everything is going right in line with plans and we expect that they are done this fall. But probably more importantly, we’re not going to go FID on a project until the overall project, the LNG facility itself, is FID. They have done a fantastic job commercially. They’ve got 3 majors that have contracted their capacities. Commercially, I think you can look at it as if that project is pretty much done. Now they’re out pursuing to do their financing, and as that financing comes together, they’ll be in a position to go to FID and we’ll see the project moving forward.

Theresa Chen – Analyst, Barclays

Great. Going to the gathering and processing side of things, can you talk about your outlook on Bakken producer activity and what the recent conversations have been like with suppliers?

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Right now what we’re seeing in the Bakken, there’s enough rigs up in the Bakken at least for us to grow crude oil production. When we kind of look at it, we kind of base everything off on that crude oil production. In a flat crude oil production environment, we’re still going to see growing natural gas due to the rising GORs. But with this rig count we have today, we’ll see growing crude oil, so we’ll see growing gas on that side as well. We’re very constructive about the volume up in the Bakken. And the last gas plant we put in there, we have some operational leverage up there to be able to grow that without having to spend a significant amount of capital. And with the Elk Creek expansion, we’re going to be able to handle that as well.

Bakken looks to be very strong going forward, especially in the environment that we’re in today with having rigs to grow production. And we get this, also this growing production, as we talked to the producers up there. The ones that are there, they’re a lot of the Who’s Who on the E&P side and they’re committed to maintaining or growing their presence up there at a very steady rate.

Theresa Chen – Analyst, Barclays

Great. And what are you seeing in terms of ethane recovery across these operations and what are your expectations for the remainder of the year?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

You know, we’re still in the same environment that we have been in for a period of time. Is that I think we’ll have full recovery coming out of the Permian, the Mid-Continent is going to kind of go in and out. Right now, Mid-Continent is in recovery for the most part, but that will come in and out. And then the Bakken is going to be in rejection unless we incentivize things. That’s really how we see it going forward. We probably do see for the rest of the year we’ll probably see the Mid-Continent in recovery. We might get a little bit of spike in gasoline and gas. I think gas as we did in November/December timeframe. Not much has changed on our outlook on having recovery across our system.

Theresa Chen – Analyst, Barclays

And further downstream, what is your view on domestic petrochemical demand? And also, NGL export demand?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

On the petrochemical demand, you know we -- they did have a period of time where they had a lot of product on hand, and they’ve been able to work that off. And so now we’re seeing the domestic petrochemicals at a high utilization rate. You’ve seen ethane prices kind of rise up a little bit, where that is still being the most favored sweet spot to go forward. We think that will continue, continue as we grow. We’re actually seeing some of that exports come around on the petrochemical side as well. We’re very constructive of that, that they’ll stay at a high operating rate as we go through this year into the next year. We do have one unit coming on next year that will give a little bit of added capacity to be able to take advantage of.

From an export standpoint, we are at record exports right now. Every -- all the time, we continue to export more NGLs as a country and I think that’s going to continue to happen as go forward. There are a couple of expansion projects that are going to come on and they’re going to be needed here in the next 2 years. That’s going to be needed. And we will have the NGLs to continue to feed that. That’s where we think all the incremental NGLs are going to go is going to be export, but we’re still very constructive of them staying full for an expended period of time.

Theresa Chen – Analyst, Barclays

And finally, on the fractionation piece, since the loss of Medford, you have been utilizing third party fractionation. What’s your outlook for continued third party fractioning costs for next year?

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

I think we said in the earnings call that right now about $30 million a quarter is roughly where we’re going to be at going forward. A little bit that could be driven up just a little bit if we have continued to see growth in NGLs as we continue, which would be a good thing. The fees we’re collecting are higher than our third party fractionating costs. There’s more fractioning coming on here later this year and into the second part of 2023 and the first part of 2024, there’s more fracs coming online. We think that external frac market will be -- we’ll be able to favorably contract what we need to have contracted in 2024. Where we are right now with 2024 third party frac costs, we are at a comfortable level of what we have contracted. We feel we can be in a good spot for that, so that’s already been put to bed. There’s still a little bit left that we could contract, we just want to see how things are going to go for the rest of the winter from a frac point.

Theresa Chen – Analyst, Barclays

Great. Thank you all very much.

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

You too, Theresa.

ONEOK, Inc.

September 6, 2023, at 10:20 a.m. Eastern